SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)
(Amendment No. 1)1

Lifetime Brands, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

53222Q103

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

CUSIP NO. 53222Q103	Page 2 of 7 Pages

1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Milton L. Cohen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,126,234
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,126,234
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,126,234
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 53222Q103	Page 3 of 7 Pages

1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Norma M. Cohen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,126,234
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,126,234
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,126,234
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).	Name of Issuer:

Lifetime Brands, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

One Merrick Avenue Westbury, New York 11590

Item 2(a).	Names of Persons Filing:

Milton L. Cohen Norma M. Cohen

Item 2(b).	Address of Principal Business Office or, if none, Residence:

133 Everit Avenue Hewlett Bay Park, NY 11557

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Shares, par value $.01 per share

Item 2(e).	CUSIP Number:

53222Q103

Item 3.	Type of Reporting Person:

Not Applicable

Item 4.	Ownership.

Item 4(a).	Amount Beneficially Owned:

As of December 31, 2005, Milton L. Cohen beneficially owned 1,126,234 shares of Common Stock of Lifetime Brands, Inc., which amount includes (i) 1,086,234 shares beneficially owned by Mr. Cohen and (ii) 40,000 shares issuable pursuant to options held by him that were currently exercisable. Pursuant to a Durable General Power of Attorney executed by Mr. Cohen in favor of his wife, Norma M. Cohen, Mrs. Cohen has shared voting and dispositive power over such shares.

Item 4(b).	Percent of Class:

8.7% beneficially owned; calculation of percentage of beneficial ownership is based on 12,685,645 shares of Common Stock of the Issuer outstanding as of September 30, 2005, as reflected in the Issuer’s form of prospectus filed with the Securities and Exchange Commission on November 21, 2005 pursuant to Rule 424(b)(i), promulgated under the Securities Act of 1933, as amended, together with the 233,000 shares of Common Stock issued by the Issuer pursuant to the over-allotment option discussed therein.

Item 4(c).	Number of shares as to which such persons have:

(i)	sole power to vote or to direct the vote: -0-
(ii)	shared power to vote or to direct the vote: 1,126,234
(iii)	sole power to dispose or to direct the disposition of: -0-
(iv)	shared power to dispose or to direct the disposition of: 1,126,234

Items 5-9.	Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2006
Date

/s/ Norma M. Cohen p/a Milton L. Cohen
Milton L. Cohen by Norma M. Cohen as
attorney-in-fact

February 10, 2006
Date

/s/ Norma M. Cohen
Norma M. Cohen

The undersigned agree that the Schedule 13G filing to which this Agreement is attached is filed on behalf of each one of them.

Dated: February 10, 2006

/s/ Norma M. Cohen p/a Milton L. Cohen
Milton L. Cohen by Norma M. Cohen as
attorney-in-fact

/s/ Norma M. Cohen
Norma M. Cohen